Exhibit 22.1

Subsidiary Guarantors and Issuers of Guaranteed Securities

As of December 31, 2025, the 4.300% Senior Notes due 2030, 5.000% Senior Notes due 2034 and 4.950% Senior Notes due 2036 issued by Blackstone Reg Finance Co. L.L.C., a subsidiary of Blackstone Inc. (the “Company”), were guaranteed by the Company and the following subsidiaries of the Company:

Subsidiary	Jurisdiction of Organization
Blackstone Holdings I L.P.	Delaware
Blackstone Holdings AI L.P.	Delaware
Blackstone Holdings II L.P.	Delaware
Blackstone Holdings III L.P.	Québec
Blackstone Holdings IV L.P.	Québec